February 10, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Professional Diversity Network, Inc.
Registration Statement on Form S-1
File No. 333-215388

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Professional Diversity Network, Inc. (the “Company”) hereby requests that the effective date of its registration statement on Form S-1 (File No. 333-215388), as amended (the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) to 10:00 a.m. EST on February 13, 2017, or as soon as practicable thereafter.

Very truly yours,

Professional Diversity Network, Inc.

By:	/s/ Chris Wesser
Name:	Chris Wesser
Title:	Executive Vice President & Secretary

cc:	Stacey Kern, Esq.
Greenberg Traurig, LLP